FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 20, 2003

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Euro Disney S.C.A. to release year-end results

during the month of November 2003

Marne-La-Vallée, October 20, 2003 - Due to an article published last Friday in France’s Le Parisien based on unofficial information related to Euro Disney’s 2003 annual results, the Company has issued this official response:

Euro Disney confirms that the forecasted financial results for fiscal year 2003 mentioned in the article referenced above, were contained in internal documents and presentations prepared by the Company prior to the fiscal year-end.  This information was illegally provided to Le Parisien.

Like most public companies, Euro Disney discloses its year-end results after completion of its annual audit.  As a result, all information related to annual results remains non-validated until its official disclosure.

Euro Disney plans to announce its annual results in November 2003.

Corporate Communication	Investor Relations
Philippe Marie	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 56 28
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail: philippe.marie@disney.com	e-mail: sandra.picard@disney.com

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms, two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,100 hectares of undeveloped land.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, [the registrant] has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By it Gerant, Euro Disney S.A.
Date: October 20, 2003

	By:	/s/ DIANE FUSCALDO

	Name:	Diane Fuscaldo
	Title:	Director Corporate Controllership